Haddan & Zepfel LLP
Corporate and Securities Lawyers
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660
(949) 706-6000
(515) 474-8659 (facsimile)
www.haddanzepfel.com
March 3, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, DC. 20549-4561
Attn: Melissa Feider
Re: CAM Commerce Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed on November 19, 2007
Form 8-K filed on February 13, 2008
File No. 000-16569
Dear Ms. Feider
     This will confirm our conversation on Friday, February 29, 2008 in which I advised you that my client, CAM Commerce Solutions, Inc., will need 20 business days to respond to the comments in the Staff letter dated February 28, 2008.

Very truly yours,
/s/ Jon R. Haddan
Jon R. Haddan